Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


Email Subject Line:  WHIRLPOOL UPDATE

Whirlpool Leadership Group:

Since the last Whirlpool Update, we've had a number of questions about what happened during the Maytag bidding process. In this version of "Whirlpool Update" we provide a summary of the events that occurred from the time Ripplewood submitted its first written proposal for Maytag through the Department of Justice's issuance of its request for additional information regarding the proposed Whirlpool-Maytag merger

We remain on track with our acquisition plans and continue to believe that the combination will create substantial benefits for consumers, trade customers and our shareholders. This transaction will translate into better products, quality and service, as well as other efficiencies that will allow us to offer a more competitive, wider range of products to a much broader consumer base.

Please keep in mind that as a company and as employees, we are limited in what we are able to say about the proposal due to the confidentiality agreement we signed. For that reason, we have provided you with "Whirlpool Update" - a short, quick-read document that we publish in PDF format and distribute electronically to you - in order for you to be able to speak about the proposal with employees, suppliers, trade customers and other stakeholders, as well as have something to share with them.

We ask you to:

o   HAND OUT COPIES and discuss in face-to-face meetings, or

o   POST IT TO BULLETIN BOARDS in your work areas, or

o   MAKE COPIES available in break rooms or cafeterias...and

o REMIND EMPLOYEES we need them TO STAY FOCUSED ON THEIR WORK. Continuing to deliver predictable and consistent results in every part of the Whirlpool business remains our top priority.

Please remember that each of us also must be aware of and observe some important guidelines regarding the Maytag transaction.

1. DO NOT COMMENT OR SPECULATE ON THE MAYTAG TRANSACTION or how it may potentially affect Whirlpool's business with suppliers, trade customers or other stakeholders without specific direction from the Law Department.

2. DO NOT BEGIN TO PLAN OR CREATE ANY DOCUMENTS ON THE TRANSACTION, how it will affect Whirlpool's business, or the integration of Maytag with Whirlpool unless you are specifically asked to participate on formal planning teams. All planning must be governed by strict rules of conduct and timelines.

3. DO NOT CONTACT OR SPEAK WITH MAYTAG EMPLOYEES without specific direction from the Law Department.

4. DO NOT SUGGEST TO ANYONE THAT YOU REPRESENT OR ARE COORDINATING WITH MAYTAG. Whirlpool and Maytag remain separate and independent until the closing of the merger, and you should act accordingly.

We will continue to provide regular updates on this exciting opportunity. However, due to the sensitive and rapidly changing nature of the situation, as well as legal and regulatory considerations, Whirlpool is currently unable to provide or otherwise post on its web sites outside media articles, analyst reports, and other commentary. We will, however, continue to post all of Whirlpool's public statements regarding the transaction to the Portal and www.whirlpoolcorp.com.


[Whirlpool Update]
--------------------------------------------------------------------------------

Whirlpool Additional information:

This document contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document include, but are not limited to, statements regarding expected earnings per share, cash flow, and material and oil-related costs for the full year 2005, as well as expectations as to the closing of the proposed merger with Maytag Corporation. Many risks and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global, including Asian and European, manufacturers and the strength of trade customers; (2) Whirlpool's ability to continue its strong relationship with Sears Holding Corporation in North America (accounting for approximately 17% of Whirlpool's 2004 consolidated net sales of $13 billion) and other significant trade customers, and the ability of these trade customers to maintain or increase market share; (3) demand for Whirlpool's products, including the strength of the U.S. building industry and the level of interest rates; (4) the ability of Whirlpool to achieve its business plans, including productivity improvements, cost control, leveraging of its global operating platform and acceleration of the rate of innovation; (5) fluctuations in the cost of key materials (including steel, oil, plastic resins, copper and zinc) and components and the ability of Whirlpool to offset cost increases; (6) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (7) changes in market conditions, health care cost trends and pending regulation that could increase future funding obligations for pension and post-retirement benefit plans; (8) the cost of compliance with environmental and health and safety regulation, including new regulations in Europe regarding appliance disposal; (9) potential exposure to product liability claims, including the outcome of Whirlpool's previously-announced investigation of a supplier-related quality and potential product safety problem that may affect up to 3.5 million appliances manufactured between 2000 and 2002; (10) the impact of labor relations; (11) Whirlpool's ability to obtain and protect intellectual property rights; (12) the ability of Whirlpool to manage foreign currency and its effective tax rate; (13) global, political and/or economic uncertainty and disruptions, especially in Whirlpool's significant geographic markets, including uncertainty and disruptions arising from natural disasters, including possible effects of recent U.S. hurricanes, or terrorist activities; and (14) risks associated with operations outside the U.S. Other such factors relate to Whirlpool's pending merger with Maytag Corporation, including (1) the ability of Whirlpool and Maytag to satisfy the conditions to closing (including Maytag shareholder approval and regulatory approval); (2) the effect on Maytag's business of the pending transaction; and (3) in the event the merger is completed, Whirlpool's ability to integrate the business of Maytag on a timely basis and realize the full anticipated benefits of the merger within the current estimate of costs.

Additional Information Relating to the Proposed Merger with Maytag Corporation and Where to Find It

Whirlpool has filed with the Securities and Exchange
Commission a registration statement on Form S-4 (File no. 333-128686), containing a preliminary prospectus/proxy statement in connection with the proposed merger with Maytag Corporation. Investors are urged to read the Form S-4 preliminary prospectus/proxy statement and any other relevant documents filed or to be filed by Whirlpool or Maytag, including the definitive prospectus/proxy statement when available, because they contain or will contain important information. The Form S-4 and other documents filed by Whirlpool and Maytag with the SEC are available free of charge at the SEC's website (http://www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692,
Attention: Larry Venturelli, Vice President, Investor Relations. Neither this communication nor the preliminary prospectus/proxy statement constitutes an offer to sell, or the solicitation of an offer to buy, Whirlpool common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited; any such offer or sale will only be made in accordance with the applicable laws of such jurisdiction.

Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Maytag stockholders in connection with the approval of the proposed transaction. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Information about Maytag's directors and executive officers is available in Maytag's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of such participants is included in the Form S-4 and preliminary prospectus/proxy statement referred to above.